Exhibit 99.1

Arqit Quantum Inc.

3 Orchard Place

London SW1H 0BF

United Kingdom

August 19, 2026

Dear Shareholder:

You are invited to attend the Annual General Meeting of Arqit Quantum Inc. (“Arqit”), which will be held at 4.00 p.m., British Summer Time on September 8, 2026, at 5 Old Broad Street, London, EC2N 1DW United Kingdom and via webcast.

Information concerning the matters to be considered and voted upon at the Annual General Meeting is set forth in the attached Notice and Proxy Statement.

The Board of Directors has fixed August 13, 2026, as the record date for the Annual General Meeting (the “Record Date”), and only holders of record of shares as of the Record Date will be entitled to notice of or to vote at the Annual General Meeting or any adjournment thereof.

Your vote on the proposal is important. Whether or not you attend the meeting, we encourage you to vote your shares in order to make certain that you are represented at the meeting. You may vote in person, over the Internet, by telephone or by mailing a proxy or voting instruction card. If you are unable to attend the Annual General Meeting in person or virtually or you wish to be represented, please authorize a proxy to vote your shares in accordance with the instructions you received.

Sincerely,

Andrew Leaver
CEO

Arqit Quantum Inc.

3 Orchard Place

London SW1H 0BF

United Kingdom

NOTICE OF ANNUAL GENERAL MEETING

NOTICE IS HEREBY GIVEN that an annual general meeting of shareholders of Arqit Quantum Inc. (“Arqit”), an exempted company incorporated with limited liability under the laws of the Cayman Islands, will be held on September 8, 2026, at 4.00 p.m., British Summer Time. The meeting will be held in person at 5 Old Broad Street, London, EC2N 1DW United Kingdom and via webcast.

The Annual General Meeting is being held for the following purposes:

•	To elect two Class II directors who are currently serving on Arqit’s Board of Directors (the “Director Election Proposal”).

•	To transact any other business that may properly be considered at the Annual General Meeting or any adjournment of the Annual General Meeting.

These items of business are described in the attached proxy statement, which we encourage you to read in its entirety before voting. Only holders of record of Arqit ordinary shares at the close of business on August 13, 2026, the record date, are entitled to notice of the Annual General Meeting and to vote at the Annual General Meeting and any adjournments or postponements thereof.

It is important that your shares be represented and voted at the Annual General Meeting. Whether or not you plan to attend the meeting in person, we encourage you to submit your proxy or voting instructions as soon as possible. For specific instructions on how to vote your shares, please refer to the section entitled “Voting and Solicitation” of the proxy statement. You can revoke a proxy at any time prior to its exercise at the Annual General Meeting by following the instructions in the accompanying proxy statement.

ARQIT QUANTUM INC.

PROXY STATEMENT

ANNUAL GENERAL MEETING

SEPTEMBER 8, 2026

GENERAL INFORMATION

This Proxy Statement is being provided to solicit proxies on behalf of the Board of Directors of Arqit Quantum Inc. (the “Company,” “Arqit,” “we,” “our” or “us”) for use at the 2026 Annual General Meeting of Shareholders (the “Annual General Meeting”) to be held at 4.00 p.m., British Summer Time on September 8, 2026, at 5 Old Broad Street, London, EC2N 1DW United Kingdom and via webcast, and any adjournments thereof.

This Proxy Statement, together with the notice and the proxy card, are hereinafter referred to as the “Proxy Materials.” On or about August 19, 2026, we first mailed the Proxy Materials to our shareholders. These Proxy Materials can also be accessed, free of charge, on the Company’s website at https://ir.arqit.uk/investors/sec-filings and on the SEC’s website at www.sec.gov on a Report on Form 6-K.

Foreign Private Issuer

We are a “foreign private issuer” within the meaning of Rule 3b-4 of the U.S. Securities Exchange Act of 1934, as amended, and as a result, we are not required to comply with U.S. federal proxy requirements.

Attendance at Meeting

Only shareholders as of the Record Date, or their duly appointed proxies, may attend the Annual General Meeting, which will be held both in person and via webcast at www.virtualshareholdermeeting.com/ARQQ2026. To attend the webcast, you will need the 16-digit control number provided on your proxy card or in the instructions that accompanied your proxy materials.

To attend the Annual General Meeting in person, you must request an admission ticket and provide the information described below. You may request an admission ticket by e-mailing a request to the Company at investorrelations@arqit.uk no later than September 1, 2026. Your request should include documentation demonstrating your status as a shareholder of record of the Company. You may pick up your ticket at the registration table prior to the meeting. Please be prepared to show your photo identification. If you attend as a representative of an entity that owns shares of record, you will need to bring proper identification indicating your authority to represent that entity. If you are a holder of record of our ordinary shares as at the Record Date, you will be admitted to the meeting upon presenting a form of photo identification. If you own ordinary shares beneficially through a bank, broker or otherwise, you will be admitted to the Annual General Meeting only upon presenting a form of photo identification, proof of share ownership as at the Record Date and a valid proxy signed by the record holder.

Record Date, Share Ownership and Quorum

Only holders of record of the Company’s ordinary shares, par value US$0.0025 per share, as of the close of business on August 13, 2026 (the “Record Date”), are entitled to vote at the Annual General Meeting in respect of such ordinary shares. The holders of one-third (1/3) of the ordinary shares, present in person or by proxy, or if a corporation or other non-natural person, by its duly authorized representative or proxy, shall constitute a quorum for all purposes.

Voting and Solicitation

Each ordinary share issued and outstanding as of the Record Date is entitled to one vote at the Annual General Meeting. Approval of the Director Election Proposal requires an ordinary resolution under Cayman Islands law, being the affirmative vote of the holders of a majority of the ordinary shares who, being present and entitled to vote at the Annual General Meeting, vote at the Annual General Meeting.

Ordinary shares for which proxies are properly submitted within the deadline set forth below will be voted at the Annual General Meeting in accordance with the directions given. If a proxy is submitted but no specific instructions are given, the proxy holder will vote in favor of the Director Election Proposal. The proxy holder will also vote in the discretion of such proxy holder on any other matters that may properly come before the Annual General Meeting, or at any adjournment thereof. Where any holder of ordinary shares affirmatively abstains from voting on any particular resolution, the votes attaching to such ordinary shares will not be included or counted in the determination of the number of ordinary shares voting for the purposes of determining whether such resolution has been passed but they will be counted for the purposes of determining the presence of a quorum.

Proxies submitted by registered shareholders and beneficial shareholders (see below) must be received by us no later than 11:59 p.m., British Summer Time, on September 7, 2026, to ensure your representation at our Annual General Meeting.

The manner in which your shares can be voted depends on how your shares are held. If you own shares of record, meaning that your shares are represented by book entries in your name so that you appear as a shareholder in the Register of Members of the Company as maintained by Continental Stock Transfer and Trust Company, our share transfer agent (i.e., you are a registered or record shareholder), you can vote in the following ways:

•	By Internet – You can vote over the Internet at www.proxyvote.com by following the instructions on your proxy card;
•	By Telephone – You can vote by telephone by calling 1-800-690-6903 and following the instructions on your proxy card; or
•	By Mail – You can vote by mail by signing, dating and returning the proxy card.

You also may attend the Annual General Meeting and vote in person. If you own ordinary shares of record and you do not vote by proxy or in person at the Annual General Meeting, your shares will not be voted.

If you own shares in street name, meaning that your shares are held by a bank, custodian, depositary, brokerage firm, or other nominee, you are considered the “beneficial owner” of shares held in “street name,” and as a result, this proxy statement, the notice of Annual General Meeting and a proxy card will be provided to you by your bank, custodian, depositary, brokerage firm, or other nominee holding the shares. You may provide voting instructions to them directly by returning a voting instruction form provided by that institution. If you own ordinary shares in street name and attend the Annual General Meeting, you must obtain a “legal proxy” from such bank, custodian, depositary, brokerage firm, or other nominee in order to vote your shares at the meeting, but only if such nominee holds such shares of record. You must also provide evidence of such proxy.

Revocability of Proxies/Changing Your Vote

You can change your vote before the vote is taken at the Annual General Meeting. If you are a shareholder of record, you can change your vote by:

•	voting over the Internet or by telephone at a later time, until 11:59 p.m., British Summer Time, on September 7, 2026;
•	signing and mailing a new, properly completed proxy card with a later date than your original proxy card; or
•	attending the Annual General Meeting and voting in person.

If your shares are held in street name, you must instruct the party that holds your shares of record for your account of your desire to change or revoke your voting instructions.

PROPOSAL – DIRECTOR ELECTION PROPOSAL

At the Annual General Meeting, shareholders will be asked to re-elect two directors to the Board of Directors of the Company. The Board of Directors has nominated Carlo Calabria and Andrew Leaver to be appointed and continue to serve as directors of the Company in accordance with our articles of association (our “Articles”). Each of the nominees is currently a director, and each has indicated a willingness to continue to serve as director if elected. Our management has no reason to believe that any nominee will be unable to serve. If re-elected at the Annual General Meeting, each of these nominees would serve until the 2029 Annual General Meeting and until his successor has been duly elected, or if sooner, until the director’s death, resignation or removal.

In accordance with our Articles, our Board of Directors is divided into three classes with staggered three-year terms. Each director serves until the expiration of the term for which such director was elected or appointed, or until such director’s earlier death, resignation or removal. At each annual general meeting, the successors to directors whose terms then expire will be elected to serve from the time of election and qualification until the third annual meeting following election.

Our Board of Directors currently consists of six members, divided among the three classes as follows:

•	Class I, which consists of Stephen Chandler, who was re-elected at the 2025 Annual General Meeting, and Cristina Levis, who was appointed by our Board of Directors in May 2026, and whose terms consequently will expire at the 2028 Annual General Meeting;

•	Class II, which consists of Carlo Calabria, who was re-elected at the 2023 Annual General Meeting, and Andrew Leaver, who was appointed by our Board of Directors in May 2025, and whose terms consequently will expire at the 2026 Annual General Meeting; and

•	Class III, which consists of Manfredi Lefebvre d’Ovidio and Garth Ritchie, who were re-elected at the 2024 Annual General Meeting, and whose terms consequently will expire at the 2027 Annual General Meeting.

Nominees for Election and Appointment as Class II Directors

Biographical information for our nominees for re-election and appointment as Class I directors is set forth below.

Carlo Calabria has close to four decades of experience in the financial services sector and has held multiple senior leadership positions at some of the world’s largest financial institutions. In 2012, he founded CMC Capital Limited, an investment banking boutique specializing in mergers and acquisitions and debt restructuring, which he led until 2016, and then returned in 2021. Mr. Calabria is a mergers and acquisitions expert with vast experience across different sectors and regions. In 2016, he joined Barclays as Chairman of M&A and then served as Head of Banking for Barclays Europe from 2016 to 2020 and was responsible for investment banking activities in Continental Europe and Central and Eastern Europe, Middle East and Africa. Prior to joining Barclays, he served as Head of International M&A, first at Credit Suisse and then at Merrill Lynch from 2006 to 2011. Prior to this, Mr. Calabria worked at Credit Suisse from 1990 to 2006 and began his investment banking career at Morgan Grenfell & Co. Ltd in 1983. Mr. Calabria holds a Master of Arts (Honors) in Economics from Rome University, La Sapienza.

Andrew Leaver is the Chief Executive Officer and a member of the board of directors of Arqit. Prior to becoming the Chief Executive Officer in September 2024, Mr. Leaver was the acting Chief Operating Officer of Arqit from July 2024 to September 2024. Mr. Leaver has been employed by Notion Capital, a venture capital firm focused on Cloud Computing and Software-as-a-Service, since February 2020 as an Operating Partner. From July 2016 to December 2019, Mr. Leaver was a Partner at Crane Venture Partners. Mr. Leaver began his career at GE, where he managed their eCommerce activities, followed by executive international and global leadership positions with consecutive IPO’s at Ariba (2000-2007), SuccessFactors (2007-2009), Bazaarvoice (2009-2011), Workday (2011-2014) and Hortonworks (2014-2017). Mr. Leaver received bachelor’s and master’s degrees in microelectronic systems engineering from the University of Manchester.

Resolution to be Voted Upon

The full text of the resolution to be proposed is as follows:

“RESOLVED, as an ordinary resolution, that each of Carlo Calabria and Andrew Leaver, currently serving as a Class II director of the Company, be re-elected and appointed to serve a three-year term in accordance with Article 30.3 of the Articles of Association of the Company.”

Vote Required

The proposal with respect to the re-election of Class II directors requires an ordinary resolution under Cayman Islands law, which is a resolution passed by the affirmative vote of the holders of a majority of the ordinary shares present, in person or by proxy, and entitled to vote at the Annual General Meeting.

The Board of Directors recommends that you vote FOR the re-election of each of the nominees listed above.  Unless instructions are given to the contrary, it is the intention of the persons named as proxies to vote the shares to which the proxy is related FOR the election of each of the nominees.

OTHER MATTERS

We know of no other matters to be submitted at the Annual General Meeting. If any other matters properly come before the Annual General Meeting, it is the intention of the persons named in the enclosed form of proxy to vote the ordinary shares they represent as the Board of Directors may recommend.

By Order of the Board of Directors,

Andrew Leaver

CEO